CN Dragon Corporation

December 23, 2009

Katherine Wray
SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
Mail Stop 4561
Washington, D.C. 20549

Re:           Wavelit, Inc. (the “Company”)
Preliminary Information Statement on Schedule 14C
Filed February 12, 2009
File No.  333-90618

Dear Ms. Wray:

Please find enclosed:

i.           The Company’s Revised Preliminary Information Statement on Schedule 14C/A-3;

ii.           A redline version comparing the most recent filing with the enclosed amendment;

ii.           A copy of your December 11, 2009, comment letter.

As requested, the Company has responded to your numbered comments as follows:

General

1.           Under the Nevada Revised Statutes section 78.315 the February 10, 2009, written consent of the holders of a majority of voting power of the company’s common stock remains valid and effective.

2.           We have identified the consenting shareholders and their respective percentage ownership as of the date of consent and how such consent was obtained.

Letter to Shareholders

3.           We have revised the anticipated date for mailing to January 12, 2009.

Security Ownership of Certain Owners and Management

4.           We have revised the beneficial ownership information as of the most recent practicable date.

Explanation of Actions to be Take for the Dividend Spin-off

5.           We have amended the information statement to discuss China Teletech Limited transaction and the reasons for the spin-off.

6.           We have disclosed that the China Teletech Limited share exchange was approved by the board and majority shareholder.

Description of CN Dragon Corporation

7.           We have revised the description of the CN Dragon Corporation business to include a description of the new businesses.

We hope the foregoing has been responsive to your request.  Should you have any comments or questions, please do not hesitate to contact the undersigned.

CN Dragon Corporation

/s/ Chong Him Lau
     Chong Him Lau
      Director
encl.

_____________________________________________________________________________________________________________________
8/F Paul Y Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong